UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                                  SCHEDULE 13D
                                (RULE 13D - 101)
                              (AMENDMENT  NO.  1)*

                          INFORMATION TO BE INCLUDED IN
                     STATEMENTS FILED PURSUANT TO RULE 13D-
                      1(A) AND AMENDMENTS THERETO PURSUANT
                                TO RULE 13D-2(A)



                              INTERVISUAL BOOKS, INC.
                  ---------------------------------------------
                                (NAME OF ISSUER)


                            Common Stock, no par value
                  ---------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    460918105
                      ------------------------------------
                                 (CUSIP NUMBER)


             Steven F. Wasserman, Brown Rudnick Berlack Israels LLP
                 120 West 45th Street, New York, New York 10036
     -----------------------------------------------------------------------
    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)


                                January 31, 2002
               --------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
___ .

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP  NO.  460918105                                        PAGE 2 OF 14 PAGES

1     NAME  OF  REPORTING  PERSON:    INTERVISUAL  PARTNERS,  LLC
      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON:

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (A) __X__
                                                                (B)

3     SEC  USE  ONLY


4     SOURCE  OF  FUNDS
      SC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E) __


6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

      ORGANIZED  IN  THE  STATE  DELAWARE




 NUMBER OF           7  SOLE  VOTING POWER                     0
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER            4,603,174*
  OWNED BY
   EACH              9  SOLE DISPOSITIVE POWER                 0
 REPORTING
  PERSON            10  SHARED  DISPOSITIVE  POWER     4,603,174*
   WITH


11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     4,603,174*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __


13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     43.3%

14   TYPE  OF  REPORTING  PERSON
     00

* Includes (i) 3,333,332 shares of the Issuer's common stock issuable to Intervisual Partners, LLC upon the conversion of 1,666,666 shares of the Issuers Series A Preferred Stock and (ii) 1,269,842 shares of Issuer's common stock owned by Zindart Limited.

                                  SCHEDULE 13D

CUSIP NO. 460918105                                       PAGE  3  OF  14 PAGES

1     NAME  OF  REPORTING  PERSON:   Louis Perlman
      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON:

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (A) __X__
                                                                 (B)

3     SEC  USE  ONLY


4     SOURCE  OF  FUNDS
      SC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(D) OR (E) __


6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

      Netherlands




 NUMBER OF           7  SOLE  VOTING POWER                     0
  SHARES
BENEFICIALLY         8  SHARED VOTING POWER            4,603,174*
  OWNED BY
   EACH              9  SOLE DISPOSITIVE POWER                 0
REPORTING
  PERSON            10  SHARED  DISPOSITIVE  POWER     4,603,174*
   WITH

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     4,603,174*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __


13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     43.3%

14   TYPE  OF  REPORTING  PERSON
     IN

* Includes (i) 3,333,332 shares of the Issuer's common stock issuable to Intervisual Partners, LLC upon the conversion of 1,666,666 shares of the Issuers Series A Preferred Stock and (ii) 1,269,842 shares of Issuer's common stock owned by Zindart Limited.

ITEM  1.     SECURITY  AND  ISSUER.

     This statement is being filed jointly by Louis Perlman and Intervisual Books, LLC ("Intervisual LLC"). The filers of this statement are collectively referred to as the "Group" or "Reporting Persons."

     This statement relates to the Common Stock, no par value ("Common Stock"), of Intervisual Books, Inc., a California corporation (the "Issuer"). The Issuer's principal executive offices are presently located at 2716 Ocean Park Boulevard, Suite 2020, Santa Monica, California 90405.

ITEM  2.     IDENTITY  AND  BACKGROUND.

     (a)     This  statement  is filed by (i) Louis Perlman and (ii) Intervisual
LLC.

     (b) The business address of each Reporting Person is 18 E. 50th St., 10th floor, New York, New York 10022.

     (c) Intervisual LLC is a Delaware limited liability that was formed for the purpose of making an equity investment into Issuer. Intervisual LCC is located at the address set forth in Item 2(b) above. Issuer is engaged in the business of creating and producing a diversified line of pop-up and dimensional novelty books which it sells to domestic retailers and international and U.S. publishers. Issuer is located at the address set forth in Item 1 above. Louis Perlman is the managing member of Intervisual LLC. Effective January 8, 2002, Mr. Perlman was appointed as the Chairman of the Board of Issuer. The business address of Mr. Perlman is 18 East 50th Street, 10th floor, New York, New York 10022.

     (d) No Member of the Group has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) No Member of the Group has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such member being subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Intervisual LLC is organized under the laws of the State of Delaware. Mr. Perlman is a citizen of the Netherlands.

ITEM  3.   SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     As previously reported, on January 8, 2002, the Issuer and Intervisual LLC, entered into a Series A Preferred Stock Purchase Agreement (the "Purchase Agreement") whereby the Issuer agreed to sell to Intervisual LLC, pursuant to two closings, up to an aggregate of 1,825,397 shares of the Issuer's convertible Series A Preferred Stock (the "Shares") for an aggregate purchase price of $2,100,000 (the "Purchase Price"). Each Share is convertible into two shares of Common Stock, at a price of $0.63 per share. Each holder of Series A Preferred Stock is entitled to cast two votes, in person or by proxy, for each share of Series A Preferred Stock held by him or her.

     The first closing (the "First Closing") was held on January 8, 2002. At the First Closing, the Issuer issued to Intervisual LLC 396,825 Shares at a price per share of $1.26, and Intervisual LLC delivered to the Issuer $2,100,000, $1,600,000 of which was delivered to an escrow agent (the "Escrow Agent") in accordance with the terms of the Purchase Agreement, pending the Second Closing

(as defined below). The second closing (the "Second Closing") was held on January 31, 2002. At the Second Closing, the Issuer issued to Intervisual LLC 1,269,841 Shares, at a price per share of $1.26, and Intervisual LLC caused the Escrow Agent to release the $1,600,000 of the Purchase Price to the Company.

     By virtue of the First Closing, Intervisual LLC received 396,825 shares of the Issuer's Series A Preferred Stock which is convertible into 793,650 shares of Issuer's Common Stock. Intervisual LLC acquired an additional 1,269,841 shares of Series A Preferred Stock at the Second Closing which is convertible into 2,539,682 shares of Issuer's Common Stock.

     Simultaneous with entering into the Purchase Agreement, the Issuer's obligation under a loan and security agreement for $2,050,000 with Zindart Limited, a Hong Kong corporation ("Zindart") was amended ("Amended Loan Agreement"). Pursuant to the Amended Loan Agreement, the parties agreed that:
(i) $400,000 of this balance would be converted to 634,921 shares of common stock of the Issuer with voting rights subject to a voting agreement between Zindart and Intervisual LLC (described below); (ii) $400,000 would be cancelled effective September 30, 2002 provided that certain obligations to reduce outstanding trade payables are met; and (iii) $1,250,000 would be paid in 24 equal installments starting August 31, 2002.

     The Issuer and Zindart also agreed that: (i) an outstanding balance owed by the Issuer on past due payables of approximately $1,250,000 (the "Past Due Payables") would be paid by converting $400,000 of the Past Due Payables to 634,921 shares of common stock of the Issuer, with voting rights subject to the terms and provisions of a voting agreement between Zindart and Intervisual LLC (described below); (ii) $400,000 of the Past Due Payables be cancelled upon the Second Closing; and (iii) the remaining $400,000 of the Past Due Payables to be payable in seven equal monthly installments beginning January 31, 2002.

     As one of the conditions to entering into the Amended Loan Agreement, Issuer, Zindart and Intervisual LLC entered into a voting agreement (the "Voting Agreement"). Pursuant to the terms of the Voting Agreement, Zindart agreed to vote, or cause to be voted, the 1,269,842 shares and any other shares legally or beneficially acquired or controlled by it after the date of the Voting Agreement (the "Zindart Shares"), in person or by proxy, on each matter submitted to a vote of the stockholders of the Issuer at any annual or special meeting of the Issuer's stockholders, or in any written consent of stockholders executed in lieu of such meeting(s), as requested by Intervisual LLC. To the extent that Intervisual LLC fails to make any such request, in connection with each matter submitted to a vote of the stockholders of the Issuer at any annual or special meeting of the Issuer's stockholders, or in any written consent of stockholders executed in lieu of any such meeting(s), Zindart agreed during the term of the Voting Agreement to vote, or cause to be voted the Zindart Shares in the same manner as Intervisual LLC votes its portion of shares of the Issuer's Common Stock.

ITEM  4.     PURPOSE  OF  TRANSACTION.

     The Series A Preferred Stock was purchased by Intervisual LLC for investment purposes. See Items 3 and 6.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     Mr. Perlman beneficially owns 4,603,174 shares of the Issuer's Common Stock (including (i) 1,666,666 shares of the Issuer's Series A Preferred Stock convertible into 3,333,332 shares of the Issuer's Common Stock beneficially owned by Intervisual LLC and (b) 1,269,842 shares of the Issuer's Common Stock beneficially owned by Zindart), or based upon 10,634,664 shares of Common Stock outstanding as of February 25, 2002, 43.3% of the shares of Common Stock outstanding. Mr. Perlman shares the power to vote and direct the disposition of
(i) 1,666,666 shares of the Issuer's Series A Preferred Stock convertible into 3,333,332 shares of the Issuer's Common Stock and (ii) 1,269,842 shares of Issuer's Common Stock beneficially owned by Zindart with Intervisual LLC. Mr. Perlman does not have the sole voting power or sole dispositive power with respect the shares beneficially owned by him. However, it may be deemed that Mr. Perlman does have the sole voting power or sole dispositive power with respect the shares. As Managing Member of Intervisual LLC, Mr. Perlman has full authority and sole discretion to (i) vote the shares of Common Stock of Issuer owned by Intervisual LLC and (ii) determine if and when to sell any shares of Common Stock of Issuer.

     Intervisual LLC beneficially owns 4,603,174 shares of the Issuer's Common Stock (including (i) 1,666,666 shares of the Issuer's Series A Preferred Stock convertible into 3,333,332 shares of the Issuer's Common Stock beneficially owned by Mr. Perlman and (ii) 1,269,842 shares of the Issuer's Common Stock beneficially owned by Zindart), or based upon 10,634,664 shares of Common Stock outstanding as of February 25, 2002, 43.3% of the shares of Common Stock outstanding. Intervisual LLC does not have the sole voting power or sole dispositive power with respect the shares beneficially owned by it. Intervisual LLC shares the power to vote and direct the disposition of (i) 1,666,666 shares of the Issuer's Series A Preferred Stock convertible into 3,333,332 shares of the Issuer's Common Stock and (ii) 1,269,842 share of Issuer's Common Stock owned by Zindart with Mr. Perlman.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the Second Closing, the Company's bylaws were amended to increase the authorized size of the Board to seven members. Intervisual LLC notified the Company and the Company caused to be appointed to the Board its four nominees: Louis Perlman, Mark Shapiro, Douglas Ellenoff and Bruce Johnson. Mr. Hunt notified Intervisual LLC and the Company and the Company caused to be appointed to the Board, Mr. Hunt, Allen Furst and Lawrence Nusbaum. As a result, the Board currently consists of Messrs. Hunt, Shapiro, Perlman, Furst, Nusbaum, Ellenoff and Bruce Johnson. Mr. Jaffe resigned from the Board, effective as of the Second Closing.

     See  Item  3  above.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     The  following  documents  are  filed  as  exhibits:

1. Voting Agreement dated as of January 31, 2002 by and among Intervisual Books, Inc., Zindart Limited and Intervisual Partners, LLC.

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2002
 (Date)




                               /s/  Louis  Perlman
                               -------------------
                               Louis  Perlman




                               INTERVISUAL  PARTNERS,  LLC



                               By:  /s/  Louis  Perlman
                                    -------------------
                               Name:   Louis  Perlman
                               Title:  Managing  Member

                                    Exhibit 1
                                Voting Agreement

                                VOTING AGREEMENT

     VOTING AGREEMENT, dated this 31st day of January 2002, (this "Agreement") by and among Intervisual Partners, LLC, a Delaware limited liability company ("Purchaser"), Zindart Limited, a Hong Kong corporation (the "Zindart" or "Stockholder") and Intervisual Books, Inc., a California corporation (the "Company").
                                    RECITALS:
                                    --------
     WHEREAS, as a condition of entering into that certain Amendment to Zindart Loan and Security Agreement, made as of the date hereof, by and between Zindart and the Company (the "Agreement"), the Company has agreed, in accordance with the terms of the Agreement, to issue shares of the Company's common stock to Zindart, and the Company has requested that Zindart agree, and Zindart has agreed, to enter into this Agreement to vote the shares held by Zindart as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereby agree as follows:

    1.     AGREEMENT  TO  VOTE  SHARES.  Zindart agrees during the term of this
            ---------------------------
Agreement to vote, or cause to be voted, the shares shown opposite Zindart's name on Schedule A hereto and any other shares legally or beneficially acquired or controlled after the date hereof (the "Shares"), in person or by proxy, on each matter submitted to a vote of the stockholders of the Company at any annual or special meeting of the Company's stockholders, or in any written consent of stockholders executed in lieu of any such meeting(s), as requested (orally or in writing) by Purchaser. To the extent that Purchaser fails to make any such request, in connection with each matter submitted to a vote of the stockholders of the Company at any annual or special meeting of the Company's stockholders, or in any written consent of stockholders executed in lieu of any such meeting(s), Zindart agrees during the term of this Agreement to vote, or cause to be voted the Shares in the same manner as Purchaser votes its portion of shares of the Company's common stock.

    2.     NO OTHER GRANT  OF  PROXY.  The  Stockholder  will  not,  directly
           ---------------------------
or indirectly, grant any proxies or powers of attorney with respect to the Shares shown opposite the Stockholder's name on Schedule A hereto or legally or beneficially acquired or controlled after the date hereof to any person in connection with his vote, consent or other approval that would be adverse to his obligations under this Agreement.

    3.     REPRESENTATIONS  AND  WARRANTIES  OF  THE  STOCKHOLDERS.  The
           -------------------------------------------------------
Stockholder hereby  represents  and  warrants  to  the  Purchaser  as  follows:

(a) The Stockholder beneficially owns, with power to vote, the number of Shares shown opposite the Stockholder's name on Schedule A free and clear of any and all claims, liens, charges, encumbrances, covenants, conditions, voting trust arrangements, options and adverse claims or rights whatsoever, except as granted hereby or as would have no adverse effect on this Agreement. The Stockholder does not own of record or beneficially any shares of capital stock of the Company or other securities representing or convertible into or exercisable for shares of capital stock of the Company except as set forth in the preceding sentence;

(b) The Stockholder has the full right, power and authority to enter into this Agreement; there are no options, warrants, calls, commitments or agreements of any nature whatsoever pursuant to which any person will have the right to purchase or otherwise acquire the Shares owned by the Stockholder except as would, if exercised, require such purchaser or acquiror to abide by this Agreement and the proxy granted hereby with respect thereto; except as provided in this Agreement, the Stockholder has not granted or agreed to grant any proxy or entered into any voting trust, vote pooling or other agreement with respect to the right to vote or give consents or approval of any kind as to the Shares which proxy, trust, pooling or other agreement remains in effect as of the date hereof and is in conflict with this Agreement;

(c) The Stockholder is not a party to, subject to or bound by any agreement or judgment, order, writ, prohibition, injunction or decree of any court or other governmental body that would prevent the execution, delivery or performance of this Agreement by the Stockholder;

(d) This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a legal, valid and binding obligation of the Stockholder, enforceable in accordance with its terms, subject only to (i) the effect of bankruptcy, insolvency, reorganization or moratorium laws or other laws generally affecting the enforceability of creditors' rights and (ii) general equitable principles which may limit the right to obtain specific performance or other equitable remedies; and

(e) The Stockholder will take all commercially reasonable action necessary in order that its representations and warranties set forth in this Agreement shall remain true and correct for the duration of the term of this Agreement.

     4.     SEVERABILITY.  If  any  term,  provision, covenant or restriction of
            ------------
this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     5.     ASSIGNMENT. Neither this Agreement nor any of the rights, interests
            ----------
or obligations hereunder shall be assigned or delegated by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make such assignment without such consent shall be null and void, except that the Purchaser may transfer its rights hereunder to any affiliate of the Purchaser. This Agreement shall be binding upon and inure to the benefit of the Purchaser, the Company and the Stockholder, and each of their permitted successors and any permitted assigns.

     6.    NO RESTRICTION ON TRANSFER. Nothing contained in this Agreement shall
           --------------------------
limit, restrict or prohibit the Stockholder to transfer, sell, pledge, hypothecate or otherwise encumber the Shares; provided however, that the Stockholder may not enter into any such transaction to evade his obligations hereunder.

     7.    SPECIFIC PERFORMANCE.  The parties agree that irreparable damage
           ---------------------
would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.

It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of New York, or in New York state court, this being in addition to any other remedy to which they are entitled at law or in equity. If the Purchaser or its permitted successors or assigns institutes any action or proceeding to specifically enforce the provisions of Sections 1 or 2 hereof, any person against whom such action or proceeding is brought hereby waives the claim or defense therein that such party has an adequate remedy at law, and such person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

    8.     AMENDMENTS.  This Agreement may not be modified, amended, altered or
           ----------
supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

    9.     NOTICES.  All notices and other communications hereunder shall be in
           -------
writing and shall be deemed given if (a) delivered personally, (b) sent by reputable overnight courier service on the business day after mailing, (c) telecopied (which is confirmed) (if confirmed during business hours) at the time of such confirmation or (if confirmed outside of business hours) the next business day or (d) mailed by registered or certified mail (return receipt requested) five days after being so mailed, in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     If  to  the  Company:     Intervisual  Books,  Inc.
                               2716  Ocean  Park  Boulevard
                               Santa  Monica,  California  90405
                               Facsimile  No.:  (310)  396-9849
                               Attn:  President

     With  copies  to:         Paul,  Hastings,  Janofsky  &  Walker  LLP
                               695  Town  Center  Drive
                               Costa  Mesa,  California  92626-1924
                               Facsimile  No.:  (714)  979-1921
                               Attn:  Stephen  D.  Cooke,  Esq.

     If to Purchaser:          Intervisual  Partners,  LLC
                               18  E.  50th  Street
                               New  York,  N.Y.  10022
                               Attn:  Louis  Perlman
                               Facsimile  No.:  (   )

     With  a  copy  to:        Berlack,  Israels  &  Liberman,  LLP
                               120  W.  45th  Street
                               New  York,  N.Y.10036
                               Facsimile  No.:  (212)  704-0196
                               Attn:  Steven  Wasserman,  Esq.

     If  to  Zindart:          Mr.  Peter  Gardiner
                               c/o  160  Sansome  Street,  18th  Floor
                               San  Francisco,  CA  94104
                               Facsimile  No.:  (415)  276-8885

     With  a  copy  to:        Benjamin  Greenspan,  Esq.
                               c/o  160  Sansome  Street,  18th  Floor
                               San  Francisco,  CA  94104
                               Facsimile  No.:  (415)  276-8885

Any  party  may  change  its  address  for  notice  by  notice  so  given.

     10.     GOVERNING  LAW.  This Agreement shall be governed by, and construed
             --------------
in accordance with, the laws of the State of New York (without regard to its principles of conflicts of law other than Section 5-1401 and 5-1402 of the New York General Obligations Law).

     11.     COUNTERPARTS. This Agreement  may  be  executed  in  one  or  more
             ------------
counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     12.     TERM. This Agreement shall terminate on the  earlier  of  (i)  the
             ----
Purchaser's written request that the Stockholder cease voting for a nominee of the Purchaser, as otherwise required hereunder, (ii) the date on which the Purchaser beneficially owns not more than 10% of the Company's common stock (or securities convertible into or exercisable for shares of the Company's common stock), (iii) the date on which the Purchaser no longer controls the Company (as such term is understood under the Securities Act of 1933 and Rule 144 thereunder) or (iv) June 30, 2005.











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
       IN WITNESS WHEREOF, this Agreement has be duly executed by the undersigned, on the day and year first above written.


                             INTERVISUAL  BOOKS,  INC.

                             By:_____________________________________
                                Name
                                Title:




                             INTERVISUAL  PARTNERS  LLC

                             By:_____________________________________
                                Name:_____________________________
                                Title:______________________________



                              ZINDART

                              By:_____________________________________
                                Name:_____________________________
                                Title:______________________________









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
                                   SCHEDULE A

      Stockholder                                     Number of Shares
      -----------                                     ----------------

       Zindart                                         1,269,842
















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